FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of May, 2009
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑            Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐             No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐             No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐             No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander, S.A.

Item

1	Other Notification, dated May 26, 2009, regarding an agreement reached with Irving H. Picard, the Trustee for the liquidation of Bernard L. Madoff Investment Securities LLC, relating to two funds managed by Optimal Investment Services, a wholly owned indirect subsidiary of Banco Santander, S.A.

Item 1
Optimal Multiadvisors, Ltd
Fort Nassau Centre, Marlborough Street, PO Box N4875, Nassau, The Bahamas
Facsimile No. +1 242 328 0566
Optimal Funds Settle All Claims with Madoff Trustee
NASSAU, THE BAHAMAS. MAY 26, 2009. Two funds managed by Optimal Investment Services, a wholly owned indirect subsidiary of Banco Santander, S.A., announced today that they have entered into an agreement with Irving H. Picard, the Trustee for the liquidation of Bernard L. Madoff Investment Securities LLC (BLMIS). Under the agreement, the Trustee will allow the funds’ claims in the liquidation proceeding and to reduce his clawback demands on the funds, in exchange for the funds’ payment of the reduced demands. The funds are Optimal Strategic U.S. Equity Limited and Optimal Arbitrage Limited. These are the only Optimal Funds that had customer accounts at BLMIS.
The agreement provides that the funds’ claims against the BLMIS estate would be allowed in their full amounts, calculated on a cash-in, cash-out basis, of $1,540,141,277.60 and $9,807,768.40, respectively, and the funds would be entitled to Securities Investor Protection Corporation advances of $500,000 each. The funds will pay 85% of the clawback claims that the Trustee has asserted so far against the funds. The payments will total $129,057,094.60 for Strategic U.S. Equity and $106,323,953.40 for Arbitrage.
Optimal and Santander would agree not to file any other claims against the BLMIS estate. The agreement also contains an “equal treatment” provision, so that if the Trustee settles similar clawback claims for less than 85%, the funds will receive a rebate of a portion of their payments to equalize the percentages applied to the funds.
The agreement followed the Trustee’s investigation of Optimal’s conduct in dealing with BLMIS, including a review of Optimal’s documents relating to due diligence conducted by Optimal, in which the Trustee concluded that their conduct does not provide grounds to assert any claim against the Optimal companies or any other entity of the Santander group (other than the clawback claims described above). The funds’ potential clawback liability did not imply any wrongdoing by the funds.
The agreement contains releases of all clawback and other claims the Trustee may have against the funds for any matters arising out of the funds’ investments with BLMIS. The Trustee’s release would apply to all potential claims against other Optimal companies, Santander companies and their investors, directors, officers and employees who agree to release the Trustee and the BLMIS estate, to the extent the claims arose out of the funds’ dealings with BLMIS. It also releases both funds from potential clawback liability for any other withdrawals made by them.
BLMIS is currently undergoing liquidation under the Securities Investor Protection Act of 1970 in the United States Bankruptcy Court in New York. BLMIS’s principal, Bernard L. Madoff, has pled guilty to conducting what is most likely the largest Ponzi scheme in history. The agreement is subject to approval of the United States Bankruptcy Court in New York. A hearing is scheduled for June 16, 2009.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: May 27, 2009	By:	/s/ José Antonio Álvarez

Name: José Antonio Álvarez
Title: Executive Vice President